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                             April 29, 2021

       Kevin Charlton
       Chief Executive Officer
       NewHold Investment Corp.
       12141 Wickchester Ln., Suite 325
       Houston, Texas 77079

                                                        Re: NewHold Investment
Corp.
                                                            Registration
Statement on Form S-4
                                                            Filed April 2, 2021
                                                            File No. 333-255017

       Dear Mr. Charlton:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-4 filed April 2, 2021

       Questions and Answers About the Proposals, page 4

   1. Add a separate Q&A disclosing the anticipated % ownership of the combined company to be held by Evolv
shareholders and NHIC shareholders following the merger.
       How will the Initial Stockholders vote? , page 5

   2. Please revise this Q&A and elsewhere to disclose the percentage of NHIC shares that are subject to an agreement
to vote in favor of the business combination. Additionally, since the business
combination proposal requires only the affirmative vote of the majority of the votes cast by NHIC
stockholders, also disclose the percentage of remaining shares needed to vote for the
business combination proposal if only a quorum of NHIC shares are present.
 Kevin Charlton
NewHold Investment Corp.
April 29, 2021
Page 2
Summary of the Proxy Statement, page 11

3.       You state that on August 14, 2020, NHIC consummated the private sale of 450,000
         private placement units for gross proceeds of $4,500,000. Elsewhere, however, you state that on August 14, 2020, NHIC consummated the sale of 450,000 private warrants for gross proceeds of $450,000. Please reconcile this apparent discrepancy.
Risk Factors
A portion of its revenue is generated by sales to government entities..., page
29

4. Please quantify the amount of revenue attributable to government contracts or subcontracts. Refer to Item 101(c)(1)(ix) of Regulation S-K. Increases in component costs, long lead times, supply shortages, and supply changes..., page 35

5. We note that Evolv currently relies on one third-party contract manufacturer. Please disclose the material terms of any agreements Evolv has with this contractor.
Proposal No. 1--The Business Combination Proposal
NewHold Investment Corp.'s Board of Directors Discussion of Valuation and Reasons for
Approval of the Business Combination, page 69

6. We note that several of the Board's reasons for approving the Business Combination proposal are based upon forecasted financial results for Evolv (e.g. CAGR of 168%
         through 2025). Disclose what these forecasts are based upon, and if any forecasts or projections were provided to the Board by Evolv, please disclose these projections and the underlying assumptions supporting such projections.
Total Shares of Common Stock Outstanding Upon Consummation of the Merger, page
70

7. We note that you intend to disclose the equity stake of stockholder groups assuming no redemption of public shares. Please revise to also disclose the equity stake of these groups assuming maximum redemption.
Material Federal Income Tax Consequences, page 83

8. We note your statement that investors who receive NHIC stock in the merger "will not"
       recognize any gain or loss upon the receipt of the shares in the exchange offer, and that you have not sought any tax opinion supporting such a conclusion. Please note however
FirstName LastNameKevin Charlton
       that Item 601(b)(8) of Regulation S-K requires the receipt of a tax opinion supporting
Comapany    NameNewHold
       material               Investment
                tax conclusions           Corp. Please revise your disclosure
accordingly and file
                                  for investors.
       an 2021
April 29, opinion  of 2tax counsel as an exhibit to the registration statement.
                Page
FirstName LastName
 Kevin Charlton
FirstName   LastNameKevin
NewHold Investment     Corp. Charlton
Comapany
April       NameNewHold Investment Corp.
       29, 2021
April 329, 2021 Page 3
Page
FirstName LastName
Adjacent Market Opportunities, page 100

9. Please disclose the basis for your estimate, including any underlying assumptions, that the market for incremental Digital Threshold Vision opportunities will increase Evolv's total market opportunity to $100 billion by 2025.

Key Strategic Global Partners, page 105

10. Please disclose the material terms of your global strategic partnership agreements with
         Motorola Solutions, Stanley Security, and Johnson Controls. Recent Developments
NewHold Investment Corporation Merger, page 112

11. You state that the Combined Company intends to use the proceeds available after the business combination to acquire other companies or technologies in the security screening industry. Please revise to disclose any current plans for acquisitions or revise to indicate you have no current plans.
Management's Discussion and Analysis of Financial Condition and Results of operations of
Evolv
Components of Results of Operations
Subscription Revenue, page 115

12. Please expand the discussion of Subscription revenue to clarify how you account for the lease component and how such recognition is differentiated from the remainder of the bundled components. Please also revise your discussion of Critical Accounting Policies on page 122 accordingly.
Liquidity and Capital Resources, page 119

13. We note on page F-17 that Evolv's Report of Independent Registered Public Accounting
         Firm includes an explanatory paragraph regarding Evolv's ability to continue as a going concern. Please expand the discussion of liquidity of Evolv to address these going concern issues.
Unaudited Pro Forma Condensed Combined Financial Information, page 126

14. Please expand the disclosure of Earn-Out Shares to quantify an estimate of the liability, using an estimate of fair value immediately before the closing of the Merger. Please also integrate this disclosure with the amount of the adjustment for Earn-Out Liability in Note
         5(i) on page 134.
 Kevin Charlton
FirstName   LastNameKevin
NewHold Investment     Corp. Charlton
Comapany
April       NameNewHold Investment Corp.
       29, 2021
April 429, 2021 Page 4
Page
FirstName LastName
15. Please expand the disclosure on page 132 to update the status of valuation and other studies related to the valuation of the Finback Warrant, which are performance-based.
         Please also revise the disclosure on page 133 accordingly.
Employment Agreements, page 148

16. Please file Evolv's employment agreements with its named executive officers as exhibits.
         Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.
Directors and Executive Officers of the Combined Company after the Business Combination, page 153

17. For each of the combined company's directors other than Mr. Glat, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each should serve as a director of your company, in light of your business and structure.
         Refer to Item 401(e)(1) of Regulation S-K.
Certain Transactions of Evolv
Business Development Agreement, page 163

18. Please file your business development agreement with Finback Evolv OBH, LLC as an exhibit. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K. Promissory Note, page 163

19. Please tell us on how you intend to comply with Section 13(k) of the Securities Exchange
         Act of 1934 with respect to the outstanding loan to Mr. Ellenbogen. Financial Statements - Evolv Technologies, Inc.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-28

20. We note that Evolv's licensing model described on page 107 is a subscription agreement that bundles artificial intelligence software, cloud services, and advanced sensor equipment and that these bundles are referred to as "security-as-a-service". Other arrangements include a "purchase plus subscription agreement" in which the customer pays a one-time upfront fee for the equipment and a mandatory annual subscription fee for access to their software and cloud services. We also note on page 114 that other arrangements include product sales and service for your products. Please expand your revenue recognition accounting policy to differentiate the performance obligations on the
         Evolv Edge product and services and Evolv Express subscription arrangements and lease arrangements and the reason for the amount and timing of the respective revenue recognition from each of these arrangements. For arrangements that involve leases of equipment, please clarify whether such leases are accounted for using ASC 606 or are accounted for using ASC 840 due to the scope exemption for leases in ASC 606-10-15-2 and the terms of the arrangements that you considered in your policy decision.
 Kevin Charlton
FirstName   LastNameKevin
NewHold Investment     Corp. Charlton
Comapany
April       NameNewHold Investment Corp.
       29, 2021
April 529, 2021 Page 5
Page
FirstName LastName
21. Refer to your accounting policy for revenue from distributors on page F-29. Please expand the disclosure to clarify whether the discounts that are offered on a prospective basis constitute a material right and your accounting policy for such prospective discounts. Please expand your MD&A discussion on page 122 accordingly.
22. We note on page F-29 that "Because all subscription performance obligations of a customer order are recognized as revenue over the same period, all elements of subscription revenue from customer arrangements are classified as a single category of subscription revenue." We also note on page F-30 that a portion of your subscription revenue appears to include operating lease components accounted for under ASC 840.
         Please segregate your revenues recognized under lease arrangements from other revenues bundled in a subscription or tell us the basis for your belief that it is appropriate to aggregate revenues recognized under ASC 840 with revenue recognized under ASC 606.
Note 5. Property and Equipment, page F-38

23. We note that you have $10.9 million of leased equipment as of 12/31/20 and that the leased units are depreciated over 7 years and leased for 4 years. Please expand the disclosure of operating leases to describe the leases, the basis for classifying them as operating leases and your policy for recording obsolescence reserve on leased equipment.
         Please expand MD&A to describe any trends in equipment usage for the Evolv Express subscriptions, such as trends in whether equipment is used for another customer at the end of the lease period (i.e. subscription) and how you determine obsolescence on leased equipment.
Note 9. Warrants, page F-44

24. We note on page F-28 that you classify warrants as a liability as the warrants are freestanding instruments that may require transfer of assets upon exercise. Please expand the disclosure on page F-44 to clarify the terms of the warrants accounted for as equity instruments in contrast to warrants recorded as liabilities.
General

25. We note from your cover page that you have registered 44,798,669 shares to be issued in the merger; however, NHIC will issue at least 125,000,000 shares in the merger. Please advise.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Kevin Charlton
NewHold Investment Corp.
April 29, 2021
Page 6

        You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert
Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino,
Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



FirstName LastNameKevin Charlton                          Sincerely,
Comapany NameNewHold Investment Corp.
                                                          Division of
Corporation Finance
April 29, 2021 Page 6                                     Office of Technology
FirstName LastName